Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

United States of America

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

United States of America

China Renaissance Securities (Hong Kong) Limited

Units 8107-08, Level 81

International Commerce Centre

1 Austin Road West, Kowloon

Hong Kong

As the several underwriters

VIA EDGAR

November 30, 2018

Ms. Mara L. Ransom

Mr. Parhaum J. Hamidi

Ms. Jennifer López

Mr. Scott Stringer

Ms. Robyn Manuel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	MOGU Inc. (formerly known as Meili Inc.) (CIK No. 0001743971)
Registration Statement on Form F-1 (File No. 333-28317)
Registration Statement on Form 8-A (File No. 001-38748)

Ladies and Gentlemen:

We, as the several underwriters, hereby join MOGU Inc. (formerly known as Meili Inc.) (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:30 p.m., Eastern Time on December 4, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, may orally request by telephone call that such Registration Statements be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 23, 2018 through the date hereof:

Preliminary Prospectus dated November 23, 2018:

722 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC

By:	/s/ David Lau
Name:	David Lau
Title:	Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

China Renaissance Securities (Hong Kong) Limited

By:	/s/ Claire Yeh
Name:	Claire Yeh
Title:	Managing Director, Head of Corporate Finance

[Signature Page to Underwriters’ Acceleration Request]